
EXPANDING

EXPANDING To New Horizons

PEOPLES
BANCORPORATION, INC.

PEOPLES
BANCORPORATION, INC.
www.peoplesbc.com
1818 East Main Street
Easley, SC 29640
864.859.2265

The Peoples National Bank
www.bankpnb.com

1800 East Main Street
Easley, SC 29640
864.859.2265

1053 Pendleton Street
Easley, SC 29642
864.855.9043

424 Hampton Avenue
Pickens, SC 29671
864.878.8191

4 Hood Road at Highway 153
Greenville, SC 29611
864.295.1106

45 East Antrim Drive
Greenville, SC 29607
864.527.5180

300 Mills Avenue
Greenville, SC 29605
864.382-3020

BANK OF ANDERSON
www.bankanderson.com

201 East Greenville Street
Anderson, SC 29621
864.224.3777

1434 Pearman Dairy Road
Anderson, SC 29625
864.622.2265

SENECA NATIONAL BANK
www.senecanb.com

201 By Pass 123
Seneca, SC 29678
864.888.2265


PICKENS
GREENVILLE
OCONEE
ANDERSON
The Peoples National Bank
Bank of Anderson
Seneca National Bank

Our Family Of Banks



Our Mission

To epitomize community banking
in our selected markets,
while providing excellence
in shareholder investment
and an unusually
pleasant environment for our
staff and customers.

07

A MESSAGE TO OUR SHAREHOLDERS



R. Riggie Ridgeway
President and CEO

Growth and expansion was the theme for Peoples Bancorporation, Inc. in 2007, as we finished the year with $558 million in total assets, up almost 11% from $504 million at year-end 2006. This marks the 21st consecutive year in which the Company has reported positive growth in total assets. During the year, deposits were up by 8% from the previous year to finish at $418 million, while gross loans grew an impressive 17% to finish 2007 with $419 million outstanding. Net earnings of $4.3 million fell just short of the prior year's $4.5 million, as influenced in the fourth quarter by rapidly declining interest rates and the expense of opening two new offices.

For The Peoples National Bank, our oldest institution and flagship bank, growth was manifested with almost $274 million in gross loans and $248 million in total deposits by yearend. Bank of Anderson, which celebrates its tenth anniversary this year, finished the year with $101 million in gross loans and $116 million in total deposits. Meanwhile Seneca National Bank, which turns nine years old in February, increased its size to almost $45 million in gross loans and $56 million in total deposits during 2007.

In 2007 the Company continued with its expansion plans by opening two full-service retail banking offices of The Peoples National Bank in Greenville, South Carolina. In November we held a grand opening at our newly constructed office on Antrim Drive, which is the site of the former Vince Perone's Restaurant, a Greenville landmark for many years. We were proud to host the family of Vince Perone Sr. as our guests of honor at this celebration event, where we entertained a number of Greenville's citizenry. We also opened for business in a smaller, existing retail office on Mills Avenue in October. We are excited to have both of these Greenville offices open, and we intend to use them as a springboard into that county's $10 billion deposit market, which we have identified as a significant growth opportunity for our company going forward. Our presence along the economically diverse I-85 corridor of Upstate South Carolina is now firmly established, as our footprint covers the four-county area of Greenville, Anderson, Pickens and Oconee.

Our new product development initiatives for 2007 included Remote Deposit, Health Savings Accounts, and Smart eChecking. Remote Deposit utilizes a desktop scanner to allow commercial customers to scan checks and make deposits, which is like having a 24-hour bank teller right in your office. Health Savings Accounts were created in response to the challenges of today's health care industry. Used in conjunction with a high-deductible health plan, a Health Savings Account allows its owner to pay for medical expenses with tax-exempt contributions, while maintaining control over those funds. Smart eChecking is a premium account tailored to our "electronically savvy" clients. In addition to paying a very attractive premium interest rate, this account offers a number of free enhancements for qualifing users.

As the nation's economy showed ever increasing signs of weakness, the Federal Reserve changed the direction of its monetary policy, as evidenced by three rapid decreases of short-term interest rates during the fourth quarter of 2007. As a result, the national prime-lending rate moved from 8.25% in September to 7.25% by year-end. The resulting interest-margin squeeze impacted fourth-quarter earnings negatively for most community banks. Since year-end, the Federal Reserve has continued on a course of monetary stimulus by lowering interest rates several times, and these rate cuts are predicted to continue.

A MESSAGE TO OUR SHAREHOLDERS

Looking ahead to 2008, our Company is faced with formidable challenges as the economy continues to experience very difficult issues. Meanwhile, margin squeeze continues to worsen at all community banks. While we have never pursued sub-prime loans or investments, the aftershocks of this now global problem affects our real estate loan collateral values and our customers' ability to buy and sell real estate at appraised values. With the economic instability noted above, the level of banks' loan losses and non-performing loans, including ours, may increase in the coming months. Still, our overall credit quality remains sound, and all of our institutions are well capitalized as defined by bank regulators.

On a more positive note, each of the Company's banks took advantage of the changing interest rate environment by aggressively repositioning its investment portfolio such that we are now seeing dramatically improved yields, while the level of credit risk remains basically unaltered. The performance of the Company's $103 million investment portfolio currently exceeds most peers. This repositioning and leveraging strategy has had a positive impact on earnings.

The Company issued its sixteenth consecutive 5% stock dividend during the fourth quarter. The Company also paid a cash dividend of $0.05 per share in each quarter of 2007, for a total of over $1.3 million paid to shareholders throughout the year. The Company has now paid cash dividends to its shareholders for thirteen consecutive years. While we are disappointed that our stock price declined during 2007, we recognize this to be consistent with most banks, as financial institutions have recently been out of favor in the stock market. However, our long-term appreciation is still such that each original investor's stock is worth approximately eight times the original investment today.

On behalf of the Board of Directors and our staff, we deeply appreciate you as shareholders and encourage you to establish, or expand, your banking relationship with us. Please consider all of your banking needs: checking, savings, CDs, IRAs, loans, investment brokerage, safe deposit boxes, mortgages, debit cards, electronic banking, etc. Your banking business is vital to the continued growth and profitability of your company – and your investment.



Peoples Bancorporation Senior Management Committee

(back row, left to right) William B. West, Robert E. Dye, Jr. and C. Kyle Thomas
(seated, left to right) L. Andrew Westbrook, III, R. Riggie Ridgeway and Daniel B. Minnis

Remote Deposit



Remote Deposit is like having a 24-hour bank teller right in your office. This new product allows you to deposit checks electronically from your desktop. Customers can enjoy the convenience of making deposits 24 hours a day, 7 days a week. Preparing deposits electronically is very efficient, reducing labor costs and freeing up staff for other tasks. Also, you can rest comfortably knowing that Remote Deposit is equipped with layers of security. This includes password protection, Internet firewalls, and 128-bit encryption, the highest level of security available. How does Remote Deposit work? Using a desktop check scanner, you scan both sides of the checks with a single pass. You can even view images of the scanned checks right from your PC. The dollar amounts for the checks are automatically read and the deposit is totaled. When you submit the deposit, it is sent to the bank through a secure Internet connection. Once completed, all funds are deposited into your account. If you would like more information or to sign up for Remote Deposit, please contact us today.

Health Savings Account



A Health Savings Account is a tax-exempt trust or custodial account that exists for the purpose of paying or reimbursing qualified medical expenses for you, your spouse, and your dependents. You can apply for a Health Savings Account if you are covered under a high-deductible health plan. You may not be enrolled in Medicare or covered by another plan other than a high-deductible health plan. Furthermore you can't be claimed as a dependent on another individual's tax return. If you meet the eligibility requirements for a Health Savings Account, you, your employer, your family members, and any other person (including nonindividuals) may contribute to your account. This is true even if you are self-employed or unemployed. In addition, you can establish a qualified trustee or custodian for your Health Savings Account. If you are interested in learning more about our new Heath Savings Account requirements and benefits, please stop by any one of our bank locations and we will gladly assist you.

Smart eChecking



Smart eChecking is a free checking account with premium interest rates and free nationwide ATM access. Another nice feature of Smart eChecking is that we pay other banks' ATM charges. Smart eChecking comes with a long list of benefits including online banking, unlimited online Bill Pay, unlimited check writing, no monthly maintenance fees and no minimum balance required. You also get a check card, telephone banking, check safekeeping, e-statements, and your first order of Smart eChecks free. Qualifying is as easy as 1 - 2 - 3! You must receive your monthly account statement electronically via Online Banking, make at least ten Check Card transactions monthly (ATM excluded) and receive a Direct Deposit or Automatic Debit transaction to or from your account each month. Sign up today for Smart eChecking by calling or stopping by any one of our bank locations. We hope you will agree that Smart eChecking is the right account for you.

FINANCIAL HIGHLIGHTS

(All amounts, except per share data, in thousands)

**PEOPLES BANCORPORATION, INC.
AND SUBSIDIARIES**

	2000	2001	2002	2003	2004	2005	2006	2007
Balance Sheet								
Total Assets	$ 259,500	$ 312,166	$ 416,122	$ 421,756	$ 429,796	$ 487,977	$ 503,814	$ 558,443
Total Deposits	205,634	236,802	328,174	353,329	346,145	390,346	385,045	417,621
Total Loans (net)	183,003	210,248	247,637	292,814	322,212	373,641	354,011	414,688
Investment Securities	36,515	35,493	86,170	86,493	71,247	78,061	99,469	102,693
Total Earning Assets	239,756	296,181	394,351	399,925	400,809	456,456	470,172	523,597
Shareholders' Equity	25,815	28,551	32,747	36,161	38,240	41,171	46,064	50,241
Income Statement								
Net Interest Income	$ 9,561	$ 9,899	$ 12,609	$ 13,381	$ 14,622	$ 17,357	$ 19,337	$ 18,924
Provision For Loan Losses	681	892	944	1,106	589	848	943	900
Other Operating Income	2,631	5,267	6,564	10,302	4,996	3,609	3,648	3,842
Other Operating Expenses	7,803	9,567	11,380	14,665	13,847	14,338	15,621	15,966
Income Before Taxes	3,708	4,707	6,849	7,912	5,182	5,780	6,421	5,900
Incomes Taxes	1,277	1,638	2,466	2,868	1,654	1,652	1,935	1,557
Net Income	2,431	3,069	4,383	5,044	3,528	4,128	4,486	4,343
Basic Income per Common Share*	$ 0.38	$ 0.48	$ 0.65	$ 0.75	$ 0.52	$ 0.60	$ 0.65	$ 0.59
Selected Ratios								
Return On Average Assets	1.01%	1.07%	1.21%	1.18%	0.82%	0.88%	0.91%	0.84%
Return On Average Equity	9.78%	11.31%	14.49%	14.52%	9.45%	10.20%	10.29%	9.03%

* *Per share data has been restated to reflect 5% stock dividends in 2000, 2001, 2002, 2003, 2004, 2005, 2006 and 2007 and the three-for-two split in 2004.*

CORPORATE INFORMATION

CORPORATE HEADQUARTERS

Peoples Bancorporation, Inc.
1818 East Main Street
Easley, South Carolina 29640
864-859-2265
www.peoplesbc.com

ANNUAL SHAREHOLDERS MEETING

The annual meeting for shareholders will be held May 15, 2008 in the Company Boardroom
1818 East Main Street
Easley, South Carolina 29640

STOCK EXCHANGE

Ticker Symbol - PBCE.OB

INVESTOR RELATIONS

Those seeking shareholder, analyst or investor information about Peoples Bancorportion, Inc. should contact:

Patricia A. Jensen
Senior Vice President
Peoples Bancorporation, Inc.
P. O. Box 1989
Easley, South Carolina 29641
864-850-5153
patti.jensen@peoplesbc.com

TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey
07016-3572
800-368-5948
Email: info@rtco.com
Website: www.rtco.com

WEBSITE

Please visit our website at www.peoplesbc.com for current information regarding the Peoples Bancorporation, Inc.

To the Shareholders and Board of Directors
Peoples Bancorporation, Inc.
Easley, South Carolina

We have audited the accompanying consolidated balance sheets of Peoples Bancorporation, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Bancorporation, Inc. and Subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to examine management's assertion about the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 included in the Management's Annual Report on Internal Control Over Financial Reporting included in the Company's Form 10-K filed with the Securities and Exchange Commission and, accordingly, we do not express an opinion thereon.

Elliott Davis LLC

Greenville, South Carolina
March 25, 2008

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands except share information)

ASSETS

	December 31, 2007	December 31, 2006
CASH AND DUE FROM BANKS	$ 8,618	$ 10,819
INTEREST-BEARING DEPOSITS IN OTHER BANKS	643	108
FEDERAL FUNDS SOLD	1,263	12,514
Total cash and cash equivalents	10,524	23,441
SECURITIES		
Available for sale	84,796	81,686
Held to maturity (fair value of $13,113 (2007) and $13,382 (2006))	13,102	13,500
Other investments, at cost	4,795	4,283
LOANS, net of allowance for loan losses of $4,310 (2007) and $4,070 (2006)	414,688	354,011
PREMISES AND EQUIPMENT, net of accumulated depreciation	13,757	11,117
ACCRUED INTEREST RECEIVABLE	3,321	3,043
CASH SURRENDER VALUE OF LIFE INSURANCE	11,350	10,934
OTHER ASSETS	2,110	1,799
TOTAL ASSETS	**$ 558,443**	**$ 503,814**

LIABILITIES AND SHAREHOLDERS' EQUITY

	2007	2006
DEPOSITS		
Noninterest-bearing	$ 53,950	$ 54,993
Interest-bearing	363,671	330,052
Total deposits	417,621	385,045
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	19,824	18,368
FEDERAL FUNDS PURCHASED	429	-
ADVANCES FROM FEDERAL HOME LOAN BANK	65,100	50,000
ACCRUED INTEREST PAYABLE	4,465	2,926
OTHER LIABILITIES	763	1,411
Total liabilities	508,202	457,750
COMMITMENTS AND CONTINGENCIES – Notes 11 and 12		
SHAREHOLDERS' EQUITY		
Common stock - 15,000,000 shares authorized; $1.11 par value per share; 7,056,337 (2007) shares and 6,666,568 (2006) shares issued and outstanding	7,833	7,400
Additional paid-in capital	41,624	38,614
Retained earnings	-	32
Accumulated other comprehensive income	784	18
Total shareholders' equity	50,241	46,064
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 558,443**	**$ 503,814**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands except per share information)

	For The Years Ended December 31,		
	2007	2006	2005
INTEREST INCOME			
Interest and fees on loans	$ 30,959	$ 28,576	$ 23,915
Interest on securities			
Taxable	3,037	2,460	1,921
Tax-exempt	1,422	700	260
Interest on federal funds sold	128	242	194
Total interest income	35,546	31,978	26,290
INTEREST EXPENSE			
Interest on deposits	14,308	10,712	7,924
Interest on federal funds purchased and securities sold under repurchase agreements	455	773	642
Interest on advances from Federal Home Loan Bank	1,859	1,156	367
Total interest expense	16,622	12,641	8,933
Net interest income	18,924	19,337	17,357
PROVISION FOR LOAN LOSSES	900	943	848
Net interest income after provision for loan losses	18,024	18,394	16,509
NONINTEREST INCOME			
Service charges on deposit accounts	1,844	1,829	2,017
Customer service fees	124	159	168
Mortgage banking	468	444	494
Brokerage services	205	223	195
Bank owned life insurance	476	389	417
Other noninterest income	725	666	311
Gain (loss) on securities available for sale	-	(62)	7
Total noninterest income	3,842	3,648	3,609
NONINTEREST EXPENSES			
Salaries and benefits	9,385	8,966	8,565
Occupancy	866	821	747
Equipment	1,364	1,365	1,362
Marketing and advertising	508	414	415
Communications	253	258	222
Printing and supplies	198	176	139
Bank paid loan costs	200	226	318
Directors fees	450	362	349
Other post employment benefits	261	109	137
Legal and professional fees	442	580	371
Other operating	2,039	2,344	1,713
Total noninterest expenses	15,966	15,621	14,338
Income before income taxes	5,900	6,421	5,780
PROVISION FOR INCOME TAXES	1,557	1,935	1,652
NET INCOME	**$ 4,343**	**$ 4,486**	**$ 4,128**
BASIC NET INCOME PER COMMON SHARE (1)	**$ 0.59**	**$ 0.65**	**$ 0.60**
DILUTED NET INCOME PER COMMON SHARE (1)	**$ 0.59**	**$ 0.64**	**$ 0.59**

(1) Per share data has been restated to reflect 5 percent stock dividends.

The accompanying notes are an integral part of these consolidated financial statements.

For the years ended December 31, 2007, 2006 and 2005

(Amounts in thousands except share information)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Share-holders' Equity
	Shares	Amount				
BALANCE, DECEMBER 31, 2004	5,822,608	$ 6,463	$ 32,237	$ -	$ (460)	$ 38,240
Net income	-	-	-	4,128	-	4,128
Other comprehensive income, net of tax:						
Unrealized holding losses on securities available for sale, net of income taxes of $202	-	-	-	-	(388)	(388)
Less reclassification adjustment for gains included in net income, net of income taxes of $2	-	-	-	-	(5)	(5)
Comprehensive income						3,735
Stock dividend (5%)	296,844	330	2,194	(2,524)	-	-
Cash in lieu of fractional shares on stock dividend	-	-	-	(9)	-	(9)
Cash dividends ($.20 per share)	-	-	-	(1,187)	-	(1,187)
Proceeds from stock options exercised	125,904	139	253	-	-	392
BALANCE, DECEMBER 31, 2005	6,245,356	6,932	34,684	408	(853)	41,171
Net income	-	-	-	4,486	-	4,486
Other comprehensive income, net of tax:						
Unrealized holding gains on securities available for sale, net of income taxes of $(470)	-	-	-	-	831	831
Less reclassification adjustment for gains included in net income, net of income taxes of $20	-	-	-	-	40	40
Comprehensive income	-	-	-	-		5,357
Stock dividend (5%)	316,873	352	3,245	(3,597)	-	-
Cash in lieu of fractional shares on stock dividend	-	-	-	(7)	-	(7)
Cash dividends ($.20 per share)	-	-	-	(1,258)	-	(1,258)
Proceeds from stock options exercised	104,339	116	421	-	-	537
Tax benefit of stock options exercised	-	-	172	-	-	172
Stock-based compensation	-	-	92	-	-	92
BALANCE, DECEMBER 31, 2006	6,666,568	7,400	38,614	32	18	46,064
Net income	-	-	-	4,343	-	4,343
Other comprehensive income, net of tax:						
Unrealized holding gains on securities available for sale, net of income taxes of $(396)	-	-	-	-	766	766
Comprehensive income						5,109
Stock dividend (5%)	335,462	373	2,654	(3,027)	-	-
Cash in lieu of fractional shares on stock dividend	-	-	-	(5)	-	(5)
Cash dividends ($.20 per share)	-	-	-	(1,343)	-	(1,343)
Proceeds from stock options exercised	54,307	60	144	-	-	204
Tax benefit of stock options exercised	-	-	119	-	-	119
Stock-based compensation	-	-	93	-	-	93
BALANCE, DECEMBER 31, 2007	**7,056,337**	**$ 7,833**	**$ 41,624**	**$ -**	**$ 784**	**$ 50,241**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For The Years Ended December 31,		
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 4,343	$ 4,486	$ 4,128
Adjustments to reconcile net income to net cash provided by operating activities			
(Gain) loss on sale of premises and equipment	(177)	(3)	25
(Gain) loss on sale of securities available for sale	-	62	(7)
Gain on sale of assets acquired in settlement of loans	(16)	(181)	(60)
Provision for loan losses	900	943	848
Provision (benefit) from deferred income taxes	(96)	422	(10)
Depreciation	1,110	1,091	1,127
Amortization and accretion (net) of premiums and discounts on securities	51	97	132
Stock-based compensation	93	92	-
Increase in accrued interest receivable	(278)	(602)	(611)
(Increase) decrease in other assets	157	(809)	(1,639)
Increase in accrued interest payable	1,539	645	1,127
Increase (decrease) in other liabilities	(648)	510	(321)
Net cash provided by operating activities	6,978	6,753	4,739
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of securities held to maturity	-	(2,893)	(4,737)
Purchases of securities available for sale	(14,091)	(62,172)	(8,035)
Purchases of other investments	(512)	(2,238)	(388)
Proceeds from principal pay-downs on securities available for sale	7,575	5,207	3,543
Proceeds from the maturities and calls of securities available for sale	4,600	37,950	500
Proceeds from the sale of securities available for sale	-	3,740	362
Proceeds from maturity of securities held to maturity	315	160	1,218
Investment in bank owned life insurance	(416)	(1,531)	(354)
Proceeds from sale of other real estate owned	112	2,164	413
Net (increase) decrease in loans	(62,441)	18,427	(52,277)
Proceeds from the sale of premises and equipment	523	30	82
Purchase of premises and equipment	(4,096)	(1,600)	(794)
Net cash used for investing activities	(68,431)	(2,756)	(60,467)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in deposits	32,576	(5,304)	44,204
Net increase (decrease) in federal funds purchased	429	(4,039)	3,467
Net increase (decrease) in securities sold under repurchase agreements	1,456	(13,368)	(2,217)
Net increase in advances from Federal Home Loan Bank	15,100	32,500	9,000
Proceeds from the exercise of stock options	204	537	392
Tax benefit of stock options exercised	119	172	-
Cash dividends paid	(1,343)	(1,258)	(1,187)
Cash in lieu of fractional shares on stock dividends and splits	(5)	(7)	(9)
Net cash provided by financing activities	48,536	9,233	53,650
Net increase (decrease) in cash and cash equivalents	(12,917)	13,230	(2,078)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	23,441	10,211	12,289
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 10,524**	**$ 23,441**	**$ 10,211**
CASH PAID FOR			
Interest	**$ 15,083**	**$ 11,996**	**$ 7,806**
Income taxes	**$ 1,504**	**$ 2,286**	**$ 2,200**
NON-CASH TRANSACTIONS			
Change in unrealized gain (loss) on available for sale securities	**$ 1,162**	**$ 1,321**	**$ (597)**
Loans transferred to other real estate	**$ 864**	**$ 260**	**$ 1,757**

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 - Summary Of Significant Accounting Policies And Activities

PRINCIPLES OF CONSOLIDATION AND NATURE OF OPERATIONS

The consolidated financial statements include the accounts of Peoples Bancorporation, Inc. (the "Company") and its wholly-owned subsidiaries, The Peoples National Bank, Bank of Anderson, N.A., and Seneca National Bank (collectively referred to as the "Banks"). All significant intercompany balances and transactions have been eliminated. The Banks operate under individual national bank charters and provide full banking services to customers. The Banks are subject to regulation by the Office of the Comptroller of the Currency. The Company is subject to regulation by the Federal Reserve Board (the "FRB").

ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of interest and noninterest income and expenses during the reporting period. Actual results could differ from those estimates.

SEGMENTS

The Company, through its subsidiaries, provides a broad range of financial services to individuals and companies. These services include demand, time and savings deposits; lending and ATM processing and are substantially the same across subsidiaries. While the Company's decision-makers monitor the revenue streams of the various financial products and services by product line and by subsidiary, the operations and the allocation of resources are managed, and financial performance is evaluated, on an organization-wide basis. Accordingly, the Company's banking operation is considered by management to be one reportable operating segment.

SECURITIES

The Company accounts for securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Debt securities are classified upon purchase as available for sale, held to maturity, or trading. Such assets classified as available for sale are carried at fair value. Unrealized holding gains or losses are reported as a component of shareholders' equity (accumulated other comprehensive income (loss)) net of deferred income taxes. Securities classified as held to maturity are carried at cost, adjusted for the amortization of premiums and the accretion of discounts into interest income using a methodology which approximates a level yield of interest over the estimated remaining period until maturity. To qualify as held to maturity, the Company must have the ability and intent to hold the securities to maturity. Trading securities are carried at market value. The Company has no trading securities. Gains or losses on dispositions of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

LOANS AND INTERST ON LOANS

Loans are stated at the principal balance outstanding reduced by the allowance for loan losses. Interest income is recognized over the term of the loan based on the contractual interest rate and the principal balance outstanding.

Loans generally are placed on non-accrual status when principal or interest becomes ninety days past due, or when payment in full is not anticipated. Interest payments received after a loan is placed on non-accrual status are applied as principal reductions until such time the loan is returned to accrual status. Generally, a loan is returned to accrual status when the loan is brought current and the collectibility of principal and interest no longer is in doubt.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experiences, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Interest payments received on an impaired loan are applied as principal reductions.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Note 1 - Summary Of Significant Accounting Policies And Activities, Continued

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Additions to premises and equipment and major replacements or betterments are added at cost. Maintenance, repairs, and minor replacements are charged to expense when incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

OTHER REAL ESTATE OWNED

Other real estate owned represents properties acquired through foreclosure and is carried at the lower of cost or fair value, adjusted for estimated selling costs. Fair values of real estate owned are reviewed regularly and writedowns are recorded when it is determined that the carrying value of real estate exceeds the fair value less estimated costs to sell. Costs relating to the development and improvement of such properties are capitalized, whereas those costs relating to holding the properties are charged to expense. At December 31, 2007 and 2006 real estate owned by the Company totaled $1,023,000 and $271,000, respectively, and is included in other assets. During 2007 and 2006, the Company transferred loans of $864,000 and $260,000, respectively to real estate acquired in foreclosure.

ADVERTISING AND PUBLIC RELATIONS EXPENSE

Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

INCOME TAXES

The provision for income taxes includes deferred taxes on temporary differences between the recognition of certain income and expense items for tax and financial statement purposes. Income taxes are computed on the liability method as described in SFAS No. 109, *Accounting for Income Taxes.*

STATEMENTS OF CASH FLOWS

For the purposes of reporting cash flows, the Company considers cash and cash equivalents to be those amounts included in the balance sheet captions "Cash and Due From Banks," "Interest-bearing Deposits in Other Banks" and "Federal Funds Sold." Cash and cash equivalents have an original maturity of three months or less.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform with the current presentation. These reclassifications have no effect on previously reported net income or shareholders' equity.

RISK AND UNCERTAINTIES

In the normal course of its business the Company encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk, and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable, the valuation of real estate held by the Company, and the valuation of loans held for sale and mortgage-backed securities available for sale.

The Company is subject to the regulations of various government agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances, and operating restrictions, resulting from the regulators' judgments based on information available to them at the time of their examination.

STOCK OPTION COMPENSATION PLANS

The Company has an employee stock option compensation plan through which the Board of Directors may grant stock options to officers and employees to purchase common stock of the Company at prices not less than 100 percent of the fair value of the stock on the date of grant. The Company also has another employee stock option plan under which options may no longer be granted, but under which exercisable options remain outstanding. The outstanding options under both plans become exercisable in various increments beginning on the date of grant and expiring ten years from the date of grant. The Company also has a directors' stock option plan through which non-employee directors of the Company are granted options to purchase 500 shares of common stock for each year served on the board to a maximum of 5,000 options per director in the aggregate under that plan and the plan referred to in the next sentence. The Company also has another director stock option plan under which options may no longer be granted, but under which exercisable options remain outstanding. The option price shall not be less than 100 percent of the fair value of the stock on the grant date. The outstanding options become exercisable on the grant date and expire at the earlier of the end of the director's term or ten years from the grant date.

The Company has historically accounted for the plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. For the year ended December 31, 2005, no stock-based employee compensation cost is reflected in net income, as all stock options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), *Share-Based Payment*, which changed the accounting methodology for its stock option plans - see Note 16. In conjunction with this change, the Company recorded approximately $93,000 and $92,000 of compensation expense in 2007 and 2006, respectively.

RECENTLY ISSUED ACCOUNTING STANDARDS

The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

Note 1 - Summary Of Significant Accounting Policies And Activities, Continued

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard eliminates inconsistencies found in various prior pronouncements but does not require any new fair value measurements. SFAS 157 is effective for the Company on January 1, 2008 and will not impact the Company's accounting measurements but it is expected to result in additional disclosures.

In September 2006, The FASB ratified the consensuses reached by the FASB's Emerging Issues Task Force ("EITF") relating to EITF 06-4, *Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements* ("EITF 06-4"). Entities purchase life insurance for various reasons including protection against loss of key employees and to fund postretirement benefits. The two most common types of life insurance arrangements are endorsement split dollar life and collateral assignment split dollar life. EITF 06-4 covers the former and EITF 06-10 (discussed below) covers the latter. EITF 06-4 states that entities with endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods should recognize a liability for future benefits in accordance with SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*, (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board ("APB") Opinion No. 12, *Omnibus Opinion - 1967* (if the arrangement is, in substance, an individual deferred compensation contract). Entities should recognize the effects of applying this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. EITF 06-4 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-4 will have a material impact on its financial position, results of operations or cash flows.

In September 2006, the FASB ratified the consensus reached on EITF 06-5, *Accounting for Purchases of Life Insurance-Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance* ("EITF 06-5"). EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-5 will have a material impact on its financial position, results of operations or cash flows.

In March 2007, the FASB ratified the consensus reached on EITF 06-10, *Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements* ("EITF 06-10"). The postretirement aspect of this EITF is substantially similar to EITF 06-4 discussed above and requires that an employer recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either FASB Statement No. 106 or APB Opinion No. 12, as appropriate, if the employer has agreed to maintain a life insurance policy during the employee's retirement or provide the employee with a death benefit based on the substantive agreement with the employee. In addition, a consensus was reached that an employer should recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. EITF 06-10 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-10 will have a material impact on its financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115* ("SFAS 159"). This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS 159 is effective for the Company on January 1, 2008. The Company is currently analyzing the fair value option that is permitted, but not required, under SFAS 159.

In November 2007, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 109, *Written Loan Commitments Recorded at Fair Value Through Earnings* ("SAB 109"). SAB 109 expresses the current view of the SEC staff that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SEC registrants are expected to apply this guidance on a prospective basis to derivative loan commitments issued or modified in the first quarter of 2008 and thereafter. The Company is currently analyzing the impact of this guidance, which relates to the Company's mortgage loans held for sale.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, ("SFAS 141(R)") which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

Note 1 - Summary Of Significant Accounting Policies And Activities, Continued

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51* ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting noncontrolling interests (minority interest). As a result, diversity in practice exists. In some cases minority interest is reported as a liability and in others it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financials statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. SFAS 160 is effective for the Company on January 1, 2009. Earlier adoption is prohibited. The Company is currently evaluating the impact, if any, the adoption of SFAS 160 will have on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 2 - Restrictions On Cash And Due From Banks

The Banks are required to maintain average reserve balances with the Federal Reserve Bank ("FRB") based upon a percentage of deposits. The average amounts of reserve balances maintained by the Banks at December 31, 2007 and 2006 were approximately $1,542,000 and $1,036,000, respectively.

Note 3 - Securities

Securities are summarized as follows as of December 31 *(tabular amounts in thousands):*

	2007			
	Amortized	Unrealized Holdings		Fair
Securities Available for Sale:	Cost	Gains	Losses	Value
GOVERNMENT SPONSORED ENTERPRISE SECURITIES				
Maturing within one year	$ 2,000	$ -	$ 9	$ 1,991
Maturing after one year but within five years	750	15	-	765
Maturing after five years but within ten years	6,000	218	-	6,218
	8,750	233	9	8,974
OTHER SECURITIES				
Maturing within one year	152	-	1	151
Maturing after one year but within five years	897	-	5	892
Maturing after five years but within ten years	8,932	63	54	8,941
Maturing after ten years	39,038	927	41	39,924
	49,019	990	101	49,908
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS				
Maturing after five years but within ten years	1,966	31	1	1,996
Maturing after ten years	23,873	88	43	23,918
	25,839	119	44	25,914
Total securities available for sale	**$ 83,608**	**$ 1,342**	**$ 154**	**$ 84,796**
Securities Held to Maturity:				
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS				
Maturing within one year	$ 866	$ 2	$ 1	$ 867
Maturing after one year but within five years	5,638	19	14	5,643
Maturing after five years but within ten years	4,139	24	29	4,134
Maturing after ten years	2,459	11	1	2,469
Total securities held to maturity	**$ 13,102**	**$ 56**	**$ 45**	**$ 13,113**

Note 3 - Securities, Continued

	2006			
	Amortized Cost	Unrealized Holdings Gains	Unrealized Holdings Losses	Fair Value
Securities Available for Sale:				
GOVERNMENT SPONSORED ENTERPRISE SECURITIES				
Maturing within one year	$ 4,600	$ -	$ 23	$ 4,577
Maturing after one year but within five years	2,250	-	43	2,207
Maturing after five years but within ten years	5,500	53	-	5,553
	12,350	53	66	12,337
OTHER SECURITIES				
Maturing within one year	312	240	2	550
Maturing after one year but within five years	1,178	-	25	1,153
Maturing after five years but within ten years	10,732	19	260	10,491
Maturing after ten years	32,520	268	102	32,686
	44,742	527	389	44,880
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS				
Maturing after five years but within ten years	860	14	-	874
Maturing after ten years	23,706	19	130	23,595
	24,566	33	130	24,469
Total securities available for sale	**$ 81,658**	**$ 613**	**$ 585**	**$ 81,686**
Securities Held To Maturity:				
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS				
Maturing within one year	$ 315	$ -	$ -	$ 315
Maturing after one year but within five years	5,631	3	65	5,569
Maturing after five years but within ten years	3,818	11	63	3,766
Maturing after ten years	3,736	7	11	3,732
Total securities held to maturity	**$ 13,500**	**$ 21**	**$ 139**	**$ 13,382**

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007.

Securities Available for Sale (tabular amounts in thousands):

	Less Than 12 Months		12 Months Or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government sponsored enterprise securities	$ -	$ -	$ 2,000	$ (9)	$ 2,000	$ (9)
Other securities	-	-	7,379	(101)	7,379	(101)
State and political subdivisions	1,395	(10)	7,475	(34)	8,870	(44)
Total	**$ 1,395**	**$ (10)**	**$ 16,854**	**$ (144)**	**$ 18,249**	**$ (154)**

Thirty-five individual securities were in a continuous loss position for twelve months or more.

Securities Held to Maturity (tabular amounts in thousands):

	Less Than 12 Months		12 Months Or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
State and political subdivisions	$ 335	$ (2)	$ 3,785	$ (43)	$ 4,120	$ (45)
Total	**$ 335**	**$ (2)**	**$ 3,785**	**$ (43)**	**$ 4,120**	**$ (45)**

Seventeen individual securities were in a continuous loss position for twelve months or more.

Note 3 - Securities, Continued

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006.

Securities Available for Sale (tabular amounts in thousands):

	Less Than 12 Months		12 Months Or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government sponsored enterprise securities	$ -	$ -	$ 6,784	$ 66	$ 6,784	$ 66
Other securities	435	-	13,750	389	14,185	389
State and political subdivisions	18,441	130	-	-	18,441	130
Total	**$ 18,876**	**$ 130**	**$ 20,534**	**$ 455**	**$ 39,410**	**$ 585**

Forty individual securities were in a continuous loss position for twelve months or more.

Securities Held to Maturity (tabular amounts in thousands):

	Less Than 12 Months		12 Months Or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
State and political subdivisions	$ 1,665	$ 6	$ 6,654	$ 133	$ 8,319	$ 139
Total	**$ 1,665**	**$ 6**	**$ 6,654**	**$ 133**	**$ 8,319**	**$ 139**

Thirty individual securities were in a continuous loss position for twelve months or more.

The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuers and therefore, these losses are not considered other-than-temporary. The category "other securities" above is comprised of mortgage-backed securities and investments in Silverton Bank stock.

Other Investments, at Cost (tabular amounts in thousands):

The Banks, as member institutions, are required to own certain stock investments in the Federal Home Loan Bank of Atlanta ("FHLB") and the FRB. These investments are carried at cost and are generally pledged against any borrowings from these institutions (see Note 9). No ready market exists for these stocks and they have no quoted market values. The Company's investments in these stocks are summarized below:

	December 31,	
	2007	**2006**
FRB	$ 3,895	$ 453
FHLB	453	3,271
Interest-bearing deposits in other banks (maturing after three months)	447	559
	$ 4,795	**$ 4,283**

Securities with carrying amounts of $45,438,000 and $43,494,000 December 31, 2007 and 2006, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

Note 4 - Loans and Allowance For Loan Losses

Loans are summarized as follows *(tabular amounts in thousands):*

	December 31,	
	2007	**2006**
Commercial and industrial - not secured by real estate	$ 47,885	$ 38,505
Commercial and industrial - secured by real estate	107,531	90,298
Residential real estate - mortgage	108,161	97,835
Residential real estate - construction	138,926	117,465
Loans to individuals for household, family and other personal expenditures	16,495	13,978
	418,998	358,081
Less allowance for loan losses	4,310	4,070
	$ 414,688	**$ 354,011**

Note 4 - Loans and Allowance For Loan Losses, Continued

The composition of gross loans by rate type is as follows *(tabular amounts in thousands):*

	December 31, 2007	December 31, 2006
Variable-rate loans	$ 197,344	$ 180,545
Fixed-rate loans	221,654	177,536
	$ 418,998	**$ 358,081**

Changes in the allowance for loans losses were as follows *(tabular amounts in thousands):*

	For The Years Ended December 31, 2007	2006	2005
BALANCE, BEGINNING OF YEAR	$ 4,070	$ 3,854	$ 3,691
Provision for loan losses	900	943	848
Loans charged off	(706)	(995)	(704)
Loans recovered	46	268	19
BALANCE, END OF YEAR	**$ 4,310**	**$ 4,070**	**$ 3,854**

At December 31, 2007 and 2006 nonaccrual loans amounted to $7,505,000 and $993,000, respectively. Foregone interest income was approximately $137,000, $95,000 and $89,000 on nonaccrual loans for 2007, 2006 and 2005, respectively. Impaired loans totaled approximately $2,024,000 at December 31, 2007 and there were no impaired loans at December 31, 2006.

Note 5 - Premises And Equipment

The principal categories and estimated useful lives of premises and equipment are summarized below *(tabular amounts in thousands):*

	Estimated Useful Lives	December 31, 2007	December 31, 2006
Land		$ 3,873	$ 2,869
Building and improvements	15 - 40 years	9,759	8,040
Furniture, fixtures and equipment	3 - 10 years	8,561	7,602
		22,193	18,511
Less accumulated depreciation		8,436	7,394
		$ 13,757	**$ 11,117**

Depreciation expense of approximately $1,110,000, $1,091,000 and $1,127,000 for 2007, 2006 and 2005, respectively, is included in occupancy and equipment expenses in the accompanying consolidated statements of income.

Note 6 - Deposits

The composition of deposits is as follows *(tabular amounts in thousands):*

	December 31, 2007	December 31, 2006
Demand deposits, noninterest-bearing	$ 53,950	$ 54,993
NOW and money market accounts	83,870	86,165
Savings deposits	8,172	8,987
Time certificates, $100,000 or more	109,457	87,365
Other time certificates	162,172	147,535
Total	**$ 417,621**	**$ 385,045**

Note 6 - Deposits, Continued

The amounts and scheduled maturities of deposits are as follows *(tabular amounts in thousands):*

	December 31, 2007	December 31, 2006
Time certificates maturing		
Within one year	$ 253,342	$ 201,669
After one year but within two years	12,093	29,789
After two years but within three years	5,421	2,938
After three years but within four years	757	486
After four years	16	18
	271,629	234,900
Transaction and savings accounts	145,992	150,145
	$ 417,621	**$ 385,045**

Certificates of deposit in excess of $100,000 totaled approximately $99,060,000 and $76,758,000 at December 31, 2007 and 2006, respectively. Interest expense on certificates of deposit in excess of $100,000 was approximately, $4,636,000 and $3,567,000 in 2006. The Banks had brokered time certificates of approximately $28,087,000 at December 31, 2007 and $28,999,000 at December 31, 2006.

Note 7 - Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements are summarized as follows *(tabular amounts in thousands):*

	December 31, 2007	December 31, 2006
Government sponsored enterprise securities with an amortized cost of $27,855,000 ($28,044,000 fair value) and $35,235,000 ($35,828,000 fair value) at December 31, 2007 and 2006, respectively, collateralize the agreements.	**$ 19,824**	**$ 18,368**

The Banks enter into sales of securities under agreements to repurchase. These obligations to repurchase securities sold are reflected as liabilities in the consolidated balance sheets. The dollar amount of securities underlying the agreements remains in the asset accounts. The securities underlying the agreements are book entry securities maintained by a safekeeping agent. The weighted average interest rate of these agreements was 1.92 percent and 2.50 percent for 2007 and 2006, respectively. The agreements mature daily. Securities sold under agreements to repurchase averaged $20,648,000 and $28,443,000 during 2007 and 2006, respectively. The maximum amounts outstanding at any month-end were $23,229,000 and $30,962,000 during 2007 and 2006, respectively.

Note 8 - Federal Funds Purchased

At December 31, 2007, the Banks had the ability to purchase federal funds from unrelated banks under short-term lines of credit totaling $42,000,000. These lines of credit are available on a one to seven day basis for general corporate purposes. At December 31, 2007 there was $429,000 outstanding under these lines of credit and no federal funds purchased at December 31, 2006 under these lines of credit.

Note 9 - Advances From Federal Home Loan Bank

The Banks have the ability to borrow up to 20 percent of their total assets from the FHLB subject to available qualifying collateral. Borrowings may be obtained under various FHLB lending programs with various terms. Borrowings from the FHLB require qualifying collateral (which includes certain mortgage loans, investment securities and FHLB stock) and may require purchasing additional stock in the FHLB.

The Banks had advances aggregating $65,100,000 and $50,000,000 at December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006 respectively, the Banks had $23,100,000 and $45,000,000 of advances at interest rates of 4.40 percent and 5.50 percent and which matured daily. At December 31, 2007 $21,000,000 of advances bear interest at 4.52 percent that mature in February 2008 and $21,000,000 of advances bear interest at 4.68 percent that mature in November 2008. At December 31, 2006, $5,000,000 of the advances bear interest at 4.82 percent and mature in December 2010. At December 31, 2007 and 2006, the advances were collateralized by qualifying mortgage loans aggregating approximately $66,963,000 and $55,679,000, respectively, and by FHLB stock owned by all three Banks. At December 31, 2007 the advances were also collateralized by $9,620,000 in investment securities owned by the banks. As of December 31, 2007, the Banks had the ability to borrow an additional $11,523,000 in the aggregate from the FHLB.

Note 10 - Income Taxes

Provision for income taxes consists of the following *(tabular amounts in thousands):*

	For The Years Ended December 31,		
	2007	2006	2005
Current tax provision			
Federal	$ 1,452	$ 1,302	$ 1,474
State	201	211	188
Total current taxes	1,653	1,513	1,662
Deferred tax benefit	(96)	422	(10)
	$ 1,557	$ 1,935	$ 1,652

Income taxes differ from the tax expense computed by applying the statutory federal income tax rate of 34 percent to income before income taxes. The reasons for these differences are as follows *(tabular amounts in thousands):*

	For The Years Ended December 31,		
	2007	2006	2005
Tax expense at statutory rate	$ 2,006	$ 2,183	$ 1,965
Increase (decrease) in taxes resulting from:			
State income taxes, net of federal benefit	133	140	124
Tax-exempt interest income	(483)	(238)	(77)
Investment in life insurance	(62)	(99)	(120)
Other	(37)	(51)	(240)
Provision for income taxes	$ 1,557	$ 1,935	$ 1,652

Deferred tax assets (liabilities) result from temporary differences in the recognition of revenue and expenses for tax and financial statement purposes. Management believes realization of the deferred tax assets is more likely than not and accordingly has not recorded a valuation allowance. The sources and the cumulative tax effect of temporary differences are as follows *(tabular amounts in thousands):*

	December 31,	
	2007	2006
Deferred tax assets		
Allowance for loan losses	$ 1,471	$ 1,388
Deferred compensation	156	366
Other	97	83
	1,724	1,837
Deferred tax liabilities		
Depreciation	(108)	(209)
Prepaid expenses	(93)	(201)
Unrealized holding gains on securities available for sale	(404)	(9)
	(605)	(419)
Net deferred tax assets included in other assets	$ 1,119	$ 1,418

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FIN No. 48.

Note 11 - Financial Instruments With Off-Balance Sheet Risk

The Banks are parties to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Note 11 - Financial Instruments With Off-Balance Sheet Risk, Continued

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2007, unfunded commitments to extend credit were $113,020,000, of which $108,032,000 were at variable rates and $4,988,000 were at fixed rates. These commitments included $41,790,000 of unfunded amounts of construction loans, $40,572,000 of undisbursed amounts of home equity lines of credit, $18,975,000 of unfunded amounts under commercial lines of credit, and $11,683,000 other commitments to extend credit. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

At December 31, 2007, there was $2,800,0000 committed under letters of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements. The Company has not recorded a liability for the current carrying amount of the obligation to perform as a guarantor, and no contingent liability was considered necessary, as such amounts were not considered material.

Note 12 - Commitments And Contingencies

The Company has, from time to time, various lawsuits and claims arising from the conduct of its business. Management does not expect such items to have any material adverse effect on the financial position or results of operations of the Company.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the upstate region of South Carolina. The Company's loan portfolio is not concentrated in loans to any single borrower or in a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk that could arise from potential concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Management has determined that there is no concentration of credit risk associated with its lending policies or practices.

The Company's investment portfolio consists principally of obligations of the United States, its agencies or its corporations and general obligation municipal securities. In the opinion of management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Note 13 - Related Party Transactions

At December 31, 2007 and 2006, certain officers, directors, employees, related parties and companies in which they have 10 percent or more beneficial ownership, were indebted to the Banks in the aggregate amount of $11,043,000 and $9,352,000, respectively. During 2007, $3,469,000 of new loans were made to this group and repayments of $1,087,000 were received. This same group had deposits in the Banks of $7,033,000 at December 31, 2007.

Note 14 - Common Stock And Earnings Per Share

SFAS No. 128, *Earnings Per Share*, requires that the Company present basic and diluted net income per common share. The assumed conversion of stock options creates the difference between basic and diluted net income per common share. Income per share is calculated by dividing net income by the weighted average number of common shares outstanding for each period presented. The weighted average number of common shares outstanding for basic net income per common share was 7,401,032 in 2007, 6,933,929 in 2006 and 6,860,112 in 2005. The weighted average number of common shares outstanding for diluted net income per common share was 7,403,021 in 2007, 6,986,233 in 2006 and 7,020,811 in 2005.

The Company declared or issued five percent common stock dividends in 2007, 2006 and 2005. Net income and dividends per common share and the weighted average number of common shares outstanding for basic and diluted net income per common share in prior years have been restated to reflect these transactions.

Note 15 - Restriction Of Dividends

The ability of the Company to pay cash dividends is dependent upon receiving cash in the form of dividends from the Banks. Federal banking regulations restrict the amount of dividends that can be paid and such dividends are payable only from the retained earnings of the Banks. At December 31, 2007 the Banks had aggregate retained earnings of $31,444,000.

Note 16 - Stock Option Compensation Plans

Prior to 2006, the Company accounted for stock options in accordance with APB Opinion No. 25. The following table illustrates the effect on net income and earnings per share had the Company accounted for share-based compensation in accordance with SFAS No. 123(R) for the periods indicated:

(Tabular amounts in thousands, except per share information):	*For The Years Ended December 31,* 2007	2006	2005
Net income, as reported	$ 4,343	$ 4,486	$ 4,128
Add: Stock-based employee compensation expense included in reported net income net of related tax effects	93	92	-
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(93)	(92)	(131)
Pro forma net income	**$ 4,343**	**$ 4,486**	**$ 3,997**
Net income per common share			
Basic - as reported	**$ 0.59**	**$ 0.65**	**$ 0.60**
Basic - pro forma			**$ 0.58**
Diluted - as reported	**$ 0.59**	**$ 0.64**	**$ 0.59**
Diluted - pro forma			**$ 0.57**

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 2007, 2006 and 2005: dividend yields of $.20 per share, expected volatility from 22 to 27 percent, risk-free interest rates from 4.06 to 5.06 percent and expected life of 10 years. The weighted average fair market value of options granted approximated $3.49 in 2007, $3.98 in 2006 and $6.66 in 2005. For purposes of the proforma calculations, compensation expense is recognized on a straight-line basis over the vesting period.

A summary of the status of the plans as of December 31, 2007, 2006 and 2005, and changes during the years ending on those dates is presented below (all shares and exercise prices have been adjusted for stock dividends and the stock split):

	Options Outstanding			
	Shares	**Weighted Average Exercise Price**	**Weighted Average Contractual Term (Years)**	**Aggregate Intrinsic Value**
Outstanding at December 31, 2004	452,830	$ 5.61		
Granted	22,574	15.56		
Exercised	(154,142)	3.49		$ 1,256,625
Forfeited or expired	(3,509)	14.03		
Outstanding at December 31, 2005	317,753	7.24		
Granted	26,882	10.86		
Exercised	(119,572)	4.95		$ 314,640
Forfeited or expired	(16,074)	13.46		
Outstanding at December 31, 2006	208,989	8.46		
Granted	25,323	10.46		
Exercised	(61,566)	4.04		$ 243,511
Forfeited or expired	(3,997)	11.68		
Outstanding at December 31, 2007	168,749	10.29	6.59	$ 59,917
Options exercisable at year-end	130,134	$ 9.08	6.39	$ 59,917
Shares available for grant	392,650			

	Number of Shares	**Weighted Average Grant Date Fair Value**
Non-vested options at December 31, 2006	37,229	$ 5.06
Granted	25,323	10.46
Vested	(19,940)	10.55
Forfeited or expired	(3,997)	11.68
Non-vested options at December 31, 2007	38,615	11.56

Note 16 - Stock Option Compensation Plans, Continued

Options Outstanding			Options Exercisable	
Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
3,642	0.3 years	$ 5.35	3,642	$ 5.35
5,734	0.5 years	5.33	5,734	5.33
10,973	0.8 years	5.33	10,973	5.33
3,480	1.3 years	6.47	3,480	6.47
8,824	2.3 years	8.16	8,824	8.16
5,826	3.0 years	8.53	5,826	8.53
7,371	3.3 years	7.60	7,371	7.60
9,018	4.3 years	8.86	9,018	8.86
10,461	4.5 years	9.34	10,461	9.34
6,685	5.3 years	10.47	6,685	10.47
25,741	6.3 years	12.89	19,932	12.89
1,823	6.6 years	13.71	1,276	13.71
1,823	6.8 years	14.73	1,276	14.73
1,736	7.0 years	17.93	955	17.93
4,624	7.3 years	15.66	4,624	15.66
1,158	7.5 years	14.77	637	14.77
2,316	7.6 years	14.90	1,274	14.90
5,788	7.7 years	14.90	3,183	14.90
1,736	7.8 years	14.08	955	14.08
1,102	8.1 years	12.02	441	12.02
1,102	8.2 years	11.89	441	11.89
6,063	8.3 years	10.25	2,425	10.25
7,164	8.3 years	11.45	5,510	11.45
1,102	8.5 years	10.44	441	10.44
4,280	8.7 years	10.43	1,712	10.43
3,855	8.8 years	10.21	1,542	10.21
6,422	9.0 years	10.48	2,569	10.48
2,625	9.1 years	10.18	656	10.18
1,050	9.2 years	9.95	263	9.95
3,675	9.3 years	9.52	920	9.52
6,825	9.3 years	11.19	6,825	11.19
1,050	9.5 years	11.42	263	11.42
2,625	9.6 years	10.24	-	-
1,050	9.9 years	9.57	-	-
168,749			**130,134**	

The plans are administered by the Board of Directors or by a committee designated by the Board. The plans provide that if the shares of common stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of common stock as a stock dividend on its outstanding common stock, the number of shares of common stock deliverable upon the exercise of options shall be increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or stock dividend.

Note 17 - Employee Benefit Plans

The Company maintains a 401(k) retirement plan for all eligible employees. Upon ongoing approval of the Board of Directors, the Company matches employee contributions equal to fifty percent of the first six percent of such contributions, subject to certain adjustments and limitations. Contributions to the plan of $206,971, $159,824 and $142,255, were charged to operations during 2007, 2006 and 2005, respectively.

Supplemental benefits have been approved by the Board of Directors for certain executive officers of the Company. These benefits are not qualified under the Internal Revenue Code and they are not funded. However, certain funding is provided informally and indirectly by life insurance policies. The Company recorded expense related to these benefits of $201,356, $51,585 and $74,383, in 2007, 2006 and 2005, respectively.

Note 18 - Regulatory Matters

The Company and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banksmust meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance sheet items

Note 18 - Regulatory Matters, Continued

as calculated under regulatory accounting practices. The Banks' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2007, that the Company and the Banks meet all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from the Office of the Comptroller of the Currency categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Banks' categories. The Company and the Banks' actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

	Actual		For Capital Adequacy Purposes Minimum		To Be Well Capitalized Under Prompt Corrective Action Provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollar amounts in thousands)			
PEOPLES BANCORPORATION, INC.:						
As of December 31, 2007						
Total Capital (to risk-weighted assets)	$ 53,766	12.02%	$ 35,784	8.00%	N/A	N/A
Tier I Capital (to risk-weighted assets)	49,456	11.06	17,886	4.00	N/A	N/A
Tier I Capital (to average assets)	49,456	8.80	22,480	4.00	N/A	N/A
As of December 31, 2006						
Total Capital (to risk-weighted assets)	$ 50,116	13.07%	$ 30,675	8.00%	N/A	N/A
Tier I Capital (to risk-weighted assets)	46,046	12.00	15,349	4.00	N/A	N/A
Tier I Capital (to average assets)	46,046	9.06	20,329	4.00	N/A	N/A
THE PEOPLES NATIONAL BANK:						
As of December 31, 2007						
Total Capital (to risk-weighted assets)	$ 31,146	10.64%	$ 23,418	8.00%	$ 29,273	10.00%
Tier I Capital (to risk-weighted assets)	28,371	9.69	11,711	4.00	17,567	6.00
Tier I Capital (to average assets)	28,371	8.52	13,320	4.00	16,650	5.00
As of December 31, 2006						
Total Capital (to risk-weighted assets)	$ 28,925	12.05%	$ 19,203	8.00%	$ 24,004	10.00%
Tier I Capital (to risk-weighted assets)	26,470	11.03	9,599	4.00	14,399	6.00
Tier I Capital (to average assets)	26,470	8.90	11,897	4.00	14,871	5.00
BANK OF ANDERSON, N.A.:						
As of December 31, 2007						
Total Capital (to risk-weighted assets)	$ 14,013	13.25%	$ 8,461	8.00%	$ 10,576	10.00%
Tier I Capital (to risk-weighted assets)	12,808	12.11	4,231	4.00	6,346	6.00
Tier I Capital (to average assets)	12,808	8.34	6,143	4.00	7,679	5.00
As of December 31, 2006						
Total Capital (to risk-weighted assets)	$ 13,176	12.65%	$ 8,333	8.00%	10,416	10.00%
Tier I Capital (to risk-weighted assets)	11,926	11.45	4,166	4.00	6,249	6.00
Tier I Capital (to average assets)	11,926	7.80	6,116	4.00	7,645	5.00
SENECA NATIONAL BANK:						
As of December 31, 2007						
Total Capital (to risk-weighted assets)	$ 5,840	11.47%	$ 4,073	8.00%	$ 5,092	10.00%
Tier I Capital (to risk-weighted assets)	5,373	10.55	2,037	4.00	3,056	6.00
Tier I Capital (to average assets)	5,373	7.82	2,748	4.00	3,435	5.00
As of December 31, 2006						
Total Capital (to risk-weighted assets)	$ 5,508	13.31%	$ 3,311	8.00%	$ 4,138	10.00%
Tier I Capital (to risk-weighted assets)	5,035	12.17	1,655	4.00	2,482	6.00
Tier I Capital (to average assets)	5,035	9.10	2,213	4.00	2,766	5.00

Note 19 - Fair Value Of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information, whether or not recognized in the balance sheets, when it is practical to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment and other assets and liabilities.

Fair value approximates carrying value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, interest-bearing deposits in other banks and federal funds sold and purchased.

Securities are valued using quoted fair market prices. Other investments are valued at par value.

Fair value for variable rate loans that reprice frequently, loans held for sale, and for loans that mature in less than three months is based on the carrying value. Fair value for fixed rate mortgage loans, personal loans, and all other loans (primarily commercial) maturing after three months is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

Fair value for demand deposit accounts and interest-bearing accounts with no fixed maturity date is equal to the carrying value. Certificate of deposit accounts and securities sold under repurchase agreements maturing within one year are valued at their carrying value. The fair value of certificate of deposit accounts and securities sold under repurchase agreements maturing after one year are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.

Fair value for long-term FHLB advances is based on discounted cash flows using the Company's current incremental borrowing rate. Discount rates used in these computations approximate rates currently offered for similar borrowings of comparable terms and credit quality.

Fair value of off-balance sheet instruments is based on fees currently charged to enter into similar arrangements, taking into account the remaining terms of the agreement and the counterparties' credit standing.

The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts which could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses which would be incurred in an actual sale or settlement are not taken into consideration in the fair value presented.

The estimated fair values of the Company's financial instruments are as follows *(amounts in thousands)*:

	December 31,			
	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	$ 8,618	$ 8,618	$ 10,819	$ 10,819
Interest-bearing deposits in other banks	643	643	108	108
Federal funds sold	1,263	1,263	12,514	12,514
Securities available for sale	83,608	84,796	81,658	81,686
Securities held to maturity	13,102	13,113	13,500	13,382
Other investments	4,795	4,795	4,283	4,283
Loans (gross)	418,998	412,240	358,081	351,533
Cash surrender value of life insurance	11,350	11,350	10,934	10,934
Financial liabilities:				
Deposits	417,621	418,273	385,045	385,672
Securities sold under repurchase agreements	19,824	19,824	18,368	18,368
Federal funds purchased	429	429	-	-
Advances from Federal Home Loan Bank	65,100	65,055	50,000	49,968

Note 20 - Condensed Financial Information

Following is condensed financial information of Peoples Bancorporation, Inc. (parent company only) *(tabular amounts in thousands)*:

CONDENSED BALANCE SHEETS

	December 31, 2007	December 31, 2006
ASSETS		
Cash	$ 2,173	$ 2,148
Investment in bank subsidiaries	47,347	43,568
Other assets	1,306	1,228
TOTAL ASSETS	**$ 50,826**	**$ 46,944**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Other liabilities	$ 585	$ 880
Shareholders' equity	50,241	46,064
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 50,826**	**$ 46,944**

CONDENSED STATEMENTS OF INCOME

	For The Years Ended December 31, 2007	2006	2005
INCOME			
Fees and dividends from subsidiaries	$ 6,582	$ 5,989	$ 4,945
EXPENSES			
Salaries and benefits	3,814	3,620	2,970
Occupancy	8	24	25
Equipment	436	379	330
Other operating	1,129	1,002	844
	5,387	5,025	4,169
EQUITY IN UNDISTRIBUTED NET INCOME OF BANK SUBSIDIARIES	3,121	3,441	2,974
Income before income taxes	4,316	4,405	3,750
INCOME TAX BENEFIT	(26)	(81)	(378)
NET INCOME	**$ 4,342**	**$ 4,486**	**$ 4,128**

CONDENSED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31, 2007	2006	2005
OPERATING ACTIVITIES			
Net income	$ 4,342	$ 4,486	$ 4,128
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed net income of bank subsidiaries	(3,121)	(3,441)	(2,974)
Increase in other assets	(78)	(669)	(369)
Increase (decrease) in other liabilities	(295)	541	(1)
Net cash provided by operating activities	848	917	784
FINANCING ACTIVITIES			
Proceeds from the exercise of stock options	204	537	392
Cash dividends	(1,343)	(1,258)	(1,187)
Cash in lieu of fractional shares on stock dividends and splits	(5)	(7)	(9)
Proceeds (repayment) of advances from subsidiaries	321	315	(37)
Net cash used for financing activities	(823)	(413)	(841)
Net decrease in cash	25	504	(57)
CASH, BEGINNING OF YEAR	2,148	1,644	1,701
CASH, END OF YEAR	**$ 2,173**	**$ 2,148**	**$ 1,644**

Note 21 - Quarterly Financial Data (Unaudited)

Unaudited condensed financial data by quarter for 2007 and 2006 is as follows *(amounts, except share data, in thousands):*

2007	Quarter Ended March 31	June 30	September 30	December 31
Interest income	$ 8,383	$ 8,793	$ 9,193	$ 9,177
Interest expense	3,692	3,999	4,410	4,521
Net interest income	4,691	4,794	4,783	4,656
Provision for loan losses	150	150	150	450
Net interest income after provision for loan losses	4,541	4,644	4,633	4,206
Noninterest income	1,026	917	925	974
Noninterest expenses	3,815	3,915	3,953	4,283
Income before income taxes	1,752	1,646	1,605	897
Provision for income taxes	480	449	424	204
Net income	**$ 1,272**	**$ 1,197**	**$ 1,181**	**$ 693**
Basic net income per common share (1)	**$ 0.18**	**$ 0.16**	**$ 0.16**	**$ 0.09**
Diluted net income per common share (1)	**$ 0.18**	**$ 0.16**	**$ 0.16**	**$ 0.09**
Basic weighted-average shares outstanding (1)	**7,030,102**	**7,052,599**	**7,055,759**	**7,412,304**
Diluted weighted-average shares outstanding (1)	**7,043,962**	**7,059,092**	**7,058,568**	**7,386,091**

2006	Quarter Ended March 31	June 30	September 30	December 31
Interest income	$ 7,537	$ 7,863	$ 8,210	$ 8,368
Interest expense	2,761	3,015	3,269	3,596
Net interest income	4,776	4,848	4,941	4,772
Provision for loan losses	237	256	225	225
Net interest income after provision for loan losses	4,539	4,592	4,716	4,547
Noninterest income	1,028	933	895	792
Noninterest expenses	3,880	3,786	3,682	4,273
Income before income taxes	1,687	1,739	1,929	1,066
Provision for income taxes	506	593	608	228
Net income	**$ 1,181**	**$ 1,146**	**$ 1,321**	**$ 838**
Basic net income per common share (1)	**$ 0.17**	**$ 0.17**	**$ 0.19**	**$ 0.12**
Diluted net income per common share (1)	**$ 0.17**	**$ 0.16**	**$ 0.19**	**$ 0.12**
Basic weighted-average shares outstanding (1)	**6,895,382**	**6,916,146**	**6,940,751**	**6,983,440**
Diluted weighted-average shares outstanding (1)	**6,979,886**	**7,002,957**	**7,025,386**	**7,031,717**

(1) Per share data has been restated to reflect 5 percent stock dividends.

The Peoples National Bank



Peoples National Bank presents a check for $43,000 to Julie Capaldi of the United Way of Pickens County.

In 2007 The Peoples National Bank raised over $43,000 for the United Way of Pickens County. This amount represents funds collected from employees of $35,162, a 16% increase over the previous year, as well as a corporate donation of $8,500 from the Bank. Mike Mobley, Chairman of the United Way Board of Directors added, "The 27 agencies and programs funded by this donation will help change lives and shape our community in ways never thought possible." Wes Bryant, Co-Chair of the United Way Campaign Team and Peoples National Bank Assistant Vice President said, "We are honored to make a difference in the community."

Bank of Anderson



Leo Smith has been instrumental in helping the Anderson Soiree to become one of the Upstate's most popular events.

When it comes to community involvement, nobody wears more hats than Leo Smith, Bank of Anderson's Senior Loan Officer. From his participation with The Susan G. Komen Breast Cancer Foundation to his many roles with civic organizations, Leo's name is almost synonymous with Anderson. But there's one special event that Leo has help build from the ground up – the Anderson Soiree, of which Bank of Anderson is a proud sponsor. This yearly event is the largest street festival in Anderson County, drawing thousands from the Upstate. With plenty of live music, street performers, food, crafts and children's activities, there is always something for every age group.

Seneca National Bank


SENECA
NATIONAL BANK

Joan Mazzeo and Diane Sheriff represent Seneca National Bank at the 2008 Home and Garden Show.

The Home and Garden Show is held every year in Oconee County. Thousands of people from the area gather to get new and innovative remodeling, decorating and landscaping ideas, not to mention excellent products and services. Held from February 29 to March 2 at Littlejohn Coliseum, this year's event saw 120 vendors participating with Seneca National Bank being the only bank. Vendors showcased products and information on everything from new construction materials, appliances and many other items. This was the fourth year for the event, and Seneca National Bank has proudly participated each year.

BOARDS OF DIRECTORS

PEOPLES BANCORPORATION, INC.

Paul C. Aughtry, III
Director and Founder,
Windsor Aughtry Co.

Garnet A. Barnes
Director Emeritus
President,
Barnes Real Estate, Inc. and
Smithfield Development Corp.

James A. Black, Jr.
Director Emeritus
Retired,
Insurance Executive

William A. Carr
Director Emeritus
Retired Mayor,
City of Easley

Charles E. Dalton
President and CEO,
Blue Ridge Electric
Cooperative, Inc.

Robert E. Dye, Jr.
Senior Vice President and
Chief Financial Officer,
Peoples Bancorporation, Inc.

W. Rutledge Galloway
Chief Executive Officer,
Galloway-Bell, Inc.

R. David Land
Chief Executive Officer,
Bountyland Enterprises

E. Smyth McKissick, III
President and Treasurer,
Alice Manufacturing Co., Inc.
Vice Chairman,
Peoples Bancorporation, Inc.

Eugene W. Merritt, Jr.
President and Co-owner,
Merritt Brothers, Inc.

George B. Nalley, Jr.
Managing Partner,
Nalley Commercial Properties
Chairman,
Peoples Bancorporation, Inc.

G. Weston Nalley
President,
Nalley Construction Co.

Timothy J. Reed
Prudential C. Dan Joyner

Larry D. Reeves
Senior Vice President,
Cromer Food Services

R. Riggie Ridgeway
President and CEO,
Peoples Bancorporation, Inc.

William R. Rowan, III
Retired Banking Executive

Nell W. Smith
Director Emeritus
Retired,
S. C. State Senate

D. Gray Suggs
Partner,
Suggs, Johnson, LLC,
Certified Public Accountants
and Consultants

A. J. Thompson, Jr., M.D.
Ophthalmologist
President of KTC,
Founding Partner of
The Reserve at Lake Keowee

William B. West
Executive Vice President,
Peoples Bancorporation, Inc.

L. Andrew Westbrook, III
Executive Vice President,
Peoples Bancorporation, Inc.

THE PEOPLES NATIONAL BANK

Paul C. Aughtry, III
Director and Founder,
Windsor Aughtry Co.

Garnet A. Barnes
Director Emeritus
President,
Barnes Real Estate, Inc. and
Smithfield Development Corp.

William A. Carr
Director Emeritus
Retired Mayor,
City of Easley

Charles E. Dalton
President and CEO,
Blue Ridge Electric
Cooperative, Inc.

Robert E. Dye, Jr.
Senior Vice President and
Chief Financial Officer,
Peoples Bancorporation, Inc.

W. Rutledge Galloway
Chief Executive Officer,
Galloway-Bell, Inc.
Chairman,
The Peoples National Bank

E. Smyth McKissick, III
President and Treasurer,
Alice Manufacturing Co., Inc.
Vice Chairman,
Peoples Bancorporation, Inc.

Eugene W. Merritt, Jr.
President and Co-owner,
Merritt Brothers, Inc.

George B. Nalley, Jr.
Managing Partner,
Nalley Commercial Properties
Chairman,
Peoples Bancorporation, Inc.

G. Weston Nalley
President,
Nalley Construction Co.

Timothy J. Reed
Prudential C. Dan Joyner

R. Riggie Ridgeway
President and CEO,
Peoples Bancorporation, Inc.

William R. Rowan, III
Retired Banking Executive

Nell W. Smith
Director Emeritus
Retired,
S. C. State Senate

A. J. Thompson, Jr., M.D.
Ophthalmologist
President of KTC,
Founding Partner of
The Reserve at Lake Keowee
Vice Chairman,
The Peoples National Bank

L. Andrew Westbrook, III
President and CEO,
The Peoples National Bank

BANK OF ANDERSON, N.A.

David L. Chamblee
Anderson Area Properties

Charles E. Dalton
President and CEO,
Blue Ridge Electric
Cooperative, Inc.

Ann D. Herbert
Community Leader

Richard A. Kay
President,
Upstate Automotive

Betty P. Rogers
Rogers Furniture Galleries

William R. Rowan, III
Retired Banking Executive
Chairman,
Bank of Anderson

D. Gray Suggs
Partner,
Suggs, Johnson, LLC,
Certified Public Accountants
and Consultants
Vice Chairman,
Bank of Anderson, N. A.

Nancy Jo Thomason
Attorney

L. Andrew Westbrook, III
President and CEO,
Bank of Anderson, N. A.

SENECA NATIONAL BANK

Nancy M. Bennett
City Council,
City of Clemson

James A. Black, Jr.
Director Emeritus
Retired,
Insurance Executive

Steven Edwards
Vice President,
Edwards Communications

W. H. Hudson
Retired President and CEO,
Oconee Memorial Hospital
Vice Chairman,
Seneca National Bank

Marcia Hydrick
Vice President,
Thrift Brothers, Inc.

R. David Land
Chief Executive Officer,
Bountyland Enterprises, Inc.
Chairman,
Seneca National Bank

William E. Sandifer, III
S. C. House of Representatives

C. Kyle Thomas
President and CEO,
Seneca National Bank

THE PEOPLES NATIONAL BANK COMMUNITY BOARDS

PICKENS

Stephen A. Corn
Athletic Director
Pickens High School

John A. Crumpton, D.M.D.
Prosthodontics

James Fletcher Perry
P & F Lawn Care

Bart A. Turner
Vice President and
City Executive,
The Peoples National Bank

Dr. Mendel H. Stewart
Retired Superintendent,
School District of Pickens County,
Chairman of the Board,
Tri-County Technical College

Sam D. Wyche
Retired Coach,
National Football League

POWDERSVILLE

Richard A. Bales
President,
Industrial Service & Supply, Inc.

Jeffrey E. Bell
President,
Galloway-Bell, Inc.

Steven M. Crowe
President,
Greenville Valve and Fitting, Co.

Susan D. Ercolini
Retired,
Bank Marketing Officer

Jo Anne S. Fox
President,
Barnes and Tripp
Real Estate, Inc.

John E. Israel
President,
Quality and Value, Inc.

James E. McWhite
Senior Vice President and
City Executive,
The Peoples National Bank

Bobby G. Sexton
President,
Bobby G. Sexton Co., Inc.

GREENVILLE

B. Dell Baker
Partner,
Bradshaw Gordon
and Clinkscales

Bret R. Galloway
Partner,
Galloway Lanford and
Schnell, LLC

J. Matthew Good
Senior Vice President,
Professional Mortgage Co.

David K. Hudson
Owner,
Performance Payroll

Jonathan N. Pinson
Chief Executive Officer and
General Manager,
Pindrum Staffing Services, Inc.

William L. Stephenson
Senior Vice President and
City Executive,
The Peoples National Bank

Sharon P. Wilson
Residential Real Estate Broker,
Coldwell Banker Caine
Real Estate, Co.

OFFICERS

PEOPLES BANCORPORATION, INC.

R. Riggie Ridgeway
President and CEO

William B. West
Executive Vice President

L. Andrew Westbrook, III
Executive Vice President,
Chief Retail Banking Officer

Robert E. Dye, Jr.
Senior Vice President,
Chief Financial Officer

Patricia A. Jensen
Senior Vice President,
Controller

Penny L. Gibbs
Senior Vice President,
Central Operations

Daniel B. Minnis
Senior Vice President,
Senior Credit Officer

Alexander C. Dye
Director of Expansion
and Development,
Security Officer

Margaret O. Bloxdorf
Vice President,
Human Resources,
Secretary to the Board

Teresa D. Mills
Vice President,
Marketing

C. Yvonne Eaves
Vice President,
Compliance

David J. Whitfield
Vice President,
Credit Administration

M. Jane Moore
Vice President,
Credit Administration

Fred E. Pinson
Vice President,
Risk Management

Katherine I. Lefkowitz
Vice President,
Internal Audit

Lillian P. Ballentine
Vice President,
Deposit Operations

Randall C. Townes
Director of
Network Administration

Vicki C. Charlotte
Assistant Vice President,
Deposit Operations

Amy E. Edwards
Assistant Vice President,
Internal Audit

Robin W. Holliday
Assistant Vice President,
Branch Administration

Nancy M. Inman
Assistant Vice President,
Bank Secrecy Act Officer

Connie L. Southerlin
Assistant Vice President,
Loan Operations

James W. Blakely, III
Assistant Vice President,
Collections & Recoveries

Deanna G. Bowen
Assistant Vice President,
Credit Analysis

Jason M. Turner
Banking Officer,
Credit Analysis

Candace L. Rathbone
Banking Officer,
Marketing

Leah B. Rice
Operations Officer,
Data Processing

THE PEOPLES NATIONAL BANK

L. Andrew Westbrook, III
President and CEO

Howard K. Greene
Executive Vice President,
Senior Loan Officer,
City Executive,
Easley

James E. McWhite
Senior Vice President,
City Executive,
Powdersville

William L. Stephenson
Senior Vice President,
City Executive,
Greenville

Jeffrey W. Turner
Senior Vice President,
Commercial Lending,
Easley

W. Stan Painter
Senior Vice President,
Commercial Lending,
Easley

Ernest F. Fortner, Jr.
Senior Vice President,
Retail Banking,
Easley

Bart A. Turner
Vice President,
City Executive,
Pickens

Beverly G. Pressley
Vice President,
Greenville

Ruby D. McCann
Assistant Vice President,
Loan Officer,
Easley

Denise H. Green
Assistant Vice President,
Loan Officer,
Powdersville

W. Wesley Bryant
Assistant Vice President,
Easley

W. Bradley Cox
Assistant Vice President,
Greenville

BANK OF ANDERSON, N.A.

L. Andrew Westbrook, III
President and CEO

Leo A. Smith
Executive Vice President,
Senior Loan Officer

Sheryl J. Ross
Senior Vice President,
City Executive

Christine E. Richardson
Vice President,
Commercial Lending

Sheree T. Moats
Vice President,
Whitehall Commons
Office Manager

Alice S. McCallum
Vice President,
Commercial Lending

Cynthia J. Reaber
Assistant Vice President

Sheila S. Bost
Assistant Vice President,
Main Office Manager

SENECA NATIONAL BANK

C. Kyle Thomas
President and CEO

Daniel J. Maw
Executive Vice President,
Senior Loan Officer

James C. Langenmayr
Senior Vice President

Susan Kilby
Senior Vice President,
Office Manager



PEOPLES
BANCORPORATION, INC.
www.peoplesbc.com